United States Oil Fund, LP

1850 Mt. Diablo Boulevard, Suite 640

Walnut Creek, California  94596

August 29, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: United States Oil Fund, LP

File No. 333-272617

Request for Withdrawal of Pre-Effective Amendment No. 4 to Form S-4

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, United States Oil Fund, LP (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the Registrant’s Pre-Effective Amendment No. 4 to Form S-4, together with all exhibits thereto, filed on August 25, 2023 (the “Amendment”), Accession No. 0001171200-23-000398.

The Amendment was incorrectly tagged on the EDGAR system as “S-4/A” instead of “S-3/A.” No securities have been sold under the Amendment. The Registrant re-filed the Registrant’s Pre-Effective Amendment No. 4 to Form S-3 with the correct EDGAR submission form type of “S-3/A” on August 25, 2023, Accession No. 0001171200-23-000400.

For clarity, the Registrant is making no request with respect to its Registration Statement on Form S-3 (File No. 333-272617), or any amendments or supplements thereto (other than the Amendment).

If you have any questions regarding this application for withdrawal, please contact Owen Pinkerton of Eversheds Sutherland (US) LLP, at (202) 383-0262.

Thank you for your attention to this matter.

United States Oil Fund, LP

By: United States Commodity Funds LLC,
its General Partner

By:	/s/ Daphne G. Frydman
Daphne G. Frydman
General Counsel